UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

UFJ NICOS Co., Ltd.

Liquidation of Kinki Nippon Shinpan Co., Ltd.

Tokyo, April 28, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of MUFG, has decided to liquidate Kinki Nippon Shinpan Co., Ltd. Kinki Nippon Shinpan is a subsidiary of UFJ NICOS Co., Ltd., which is a subsidiary of BTMU.

1.	Outline of Kinki Nippon Shinpan

(1) Address:	Sakaemachi-dori, 1-2-7, Chuo-ku, Kobe

(2) Liquidator:	Yukikazu Yamamoto

(3) Capital:	35 million Japanese yen

(4) Main business:	Credit card business

2.	Reason for liquidation

Upon the decision to consolidate the operations of Kinki Nippon Shinpan into UFJ NICOS Co., Ltd., it was decided to liquidate Kinki Nippon Shinpan.

3.	Timing of liquidation

Liquidation is expected to be completed by the end of June 2006.

4.	Impact on MUFG’s business forecast

The effects of this event, if any, will be taken into account in MUFG’s business forecast for the fiscal year ending March 31, 2007, which will be announced at the time of the announcement of business results for the fiscal year ended March 31, 2006.

*        *        *

        Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	(81-3-3240-7651)
UFJ NICOS Co., Ltd.	Public Relations Department	(81-3-5296-1128)